Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 135 and Rule 425(a) under the
                               United States Securities Act of 1933, as amended,
                            and deemed filed pursuant to Rule 14d-2(b)(2) of the
                       United States Securities Exchange Act of 1934, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                          Date: January 28, 2004


         ON JANUARY 28, 2004, THE FOLLOWING ADVERTISEMENT WAS PUBLISHED ON BEHALF OF SANOFI-SYNTHELABO IN THE INTERNATIONAL HERALD TRIBUNE EUROPEAN EDITION.

                                     * * * *

                      WE REFUSE TO ACCEPT THAT THERE ISN'T
                         A FASTER WAY TO FIND A MEDICINE
                              FOR TOMMY'S DISEASE.


                        [Image of child in hospital bed]


Who is going to tell Tommy that the medicine that could cure him won't be ready for 20 years? You? No.

No one. Joining forces with Aventis will represent a giant step forward for research. We will be able to provide patients with new drugs and innovative solutions faster. Together, we will harness our complementary skills to create a leading pharmaceutical group (No.1 in Europe and No.3 worldwide) committed to improving healthcare and capable of driving strong, sustainable and profitable growth.

               SANOFI-SYNTHELABO'S OFFER TO AVENTIS'S SHAREHOLDERS
                             BECAUSE HEALTH MATTERS


 This advertisement does not constitute an offer to sell or an offer to purchase any securities




For further information please call: + 33 1 41 33 08 87 www.sanofi-synthelabo.com